Exhibit 99.6

James Hardie Industries plc
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 497 1128

18 November 2013

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Irish Dividend Withholding Tax (Irish DWT)

James Hardie recently announced a US8.0 cent first half dividend for fiscal year 2014, which is payable in March 2014. James Hardie will be required to deduct Irish DWT (which is currently 20% of the gross dividend amount) from this dividend and future dividends, unless the beneficial owner has returned a validly completed non-resident declaration form (DWT Form).

To assist with the completion of the DWT Form, James Hardie has sent all shareholders a DWT Form and Investor Guide. A copy of the communication to Australian resident shareholders and the DWT Form for non-Australian resident shareholders, is attached.

Shareholders seeking further information about what they need to do to claim exemption from Irish DWT should read the Investor Guide or contact Computershare on 1300 855 080 (within Australia) or +61 3 9415 4000 (for international callers).

Yours faithfully

/s/ Marcin Firek
Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Harrison (USA), Alison Littley (UK),

James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719